Craft Capital Management LLC

377 Oak Street, Lower Concourse

Garden City, NY 11530

September 26, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street NE

Washington, D.C. 20549

Re:	Ultratrex Inc.
Registration Statement on Form F-1, as amended File No. 333-290101

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Craft Capital Management LLC hereby joins Ultratrex Inc. in requesting that the Securities and Exchange Commission take appropriate action to accelerate the effective date of the above-referenced registration statement on Form F-1, as amended, so as to become effective on September 30, 2025, at 4:00 PM Eastern Time, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned has and will comply, and it has been informed or will be informed by any participating dealers that they have complied or will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Craft Capital Management LLC

/s/ Stephen Kiront
Stephen Kiront Chief Operating Officer